DO 2/20/13

[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 19 2013
19 REGISTRATIONS BRANCH

2/21/13

SECUF 13011302 MISSION

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: April 30, 2013<br>Estimated average burden<br>hours per response . . . 12.00 |

| SEC FILE NUMBER |
|---|
| 8-67828 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

View Partners Capital LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Madison Avenue
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — (212) 509-7800
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name - if individual, state last, first, middle name)

| 4 Becker Farm Road | Roseland | NJ | 07068 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

DD 2/22/13

# View Partners Capital LLC
## Statement of Financial Condition
## December 31, 2012

## View Partners Capital LLC

### TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[] Statement of Operations.
[] Statement of Changes in Members' Equity.
] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable)
[] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## AFFIRMATION

**I, Ruslan Chilov, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to View Partners Capital LLC for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.**

Ruslan V Chilov

**Signature**

**Managing Director**

**Title**

**Subscribed and sworn to before me this 5 th day of February , 2013**

Safraz Deen

SAFRAZ DEEN
Notary Public - State of New York
NO. 01DE6255959
Qualified in Kings County
My Commission Expires 02-21-2016

## View Partners Capital LLC
### Index
### December 31, 2012


Page(s)

**Independent Auditors' Report** ........................................ 1

**Financial Statement**

Statement of Financial Condition ........................................ 2

Notes to Financial Statement ........................................ 3-4

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

# INDEPENDENT AUDITORS' REPORT

To View Partners Capital LLC

We have audited the accompanying statement of financial condition of View Partners Capital LLC (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

***Management's Responsibility for the Financial Statement***

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of View Partners Capital LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
January 30, 2013

# View Partners Capital LLC

## Statement of Financial Condition
## December 31, 2012

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 226,651 |
| Other assets | | 884 |
| Total assets | $ | 227,535 |
| **Liabilities and Member's Equity** | | |
| Accrued expenses | $ | 100 |
| Deferred income | | 12,500 |
| Total liabilities | | 12,600 |
| Member's equity | | 214,935 |
| Total liabilities and member's equity | $ | 227,535 |

The accompanying notes are an integral part of this financial statement.

1. **Nature of Operations**

View Partners Capital LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages in investment banking services, such as private placement of securities and merger and acquisition advisory services for corporate customers. The Company's sole member is View Partners LLC.

2. **Summary of Significant Accounting Policies**

**Basis of Presentation**
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

**Revenue Recognition**
Revenues include fees generated by financing and merger and acquisition advisory services and are recognized ratably over the contractual period.

**Income Taxes**
The Company is a single member limited liability company, and treated as a disregarded entity for income tax reporting purposes. As such, income or loss of the Company, in general, is allocated to the member for inclusion in its income tax return. Accordingly, the Company has not provided for federal, state or local income taxes.

As of December 31, 2012, management has determined that the company had no uncertain tax positions that would require financial statement recognition. In accordance with GAAP, management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to

### 2. Summary of Significant Accounting Policies (continued)

**Income Taxes (continued)**

unrecognized tax benefits in interest expense and penalties, if assessed. No interest expense or penalties have been assessed for the year ended December 31, 2012.

**Use of Estimates**

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

### 3. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of approximately $214,000 which exceeded the required net capital by approximately $209,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under section (k)(2)(i) of that rule.

### 4. Concentrations

During the year ended December 31, 2012, one client generated a significant portion of fee income reported in the Statement of Operations. The income concentration amounted to approximately 67% of total revenues. There were no amounts due from customers as of December 31, 2012.

### 5. Commitments

The company has a month-to-month lease with its landlord and occupies office space pursuant to a cancelable lease agreement. The lease may be cancelled if either party gives two month's written notice of its intent to terminate, otherwise it renews at a rate of $2,000 per month plus pro-rated building escalation charges.